SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Essex Rental Corp.
(Name of Issuer)
Common Stock, $0.0001 Par Value
(Title and Class of Securities)
448638205
(CUSIP Number)
Michael T. DeGrandis
3201 Enterprise Parkway, Suite 200
Beachwood, Ohio 44122
(216) 593-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2008
(Date of Event which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No.	105759104	Schedule 13D	Page	2	of	8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Capital Partners III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,105,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,105,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,105,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	105759104	Schedule 13D	Page	3	of	8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Capital Company III L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Turks & Caicos Island

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,351

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		189,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	189,351

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	105759104	Schedule 13D	Page	4	of	8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,294,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,294,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,294,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.9%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	105759104	Schedule 13D	Page	5	of	8 Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Essex Rental Corp. (f/k/a Hyde Park Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 461 Fifth Avenue, 25th Floor, New York, New York 10017.
Item 2. Identity and Background.
     (a) - (f). This statement is being filed jointly by: (a) Kirtland Capital Partners III L.P. (“KCP III”), (b) Kirtland Capital Company III L.L.C. (“KCC III”), and (c) Kirtland Partners Ltd. (“Kirtland” and, collectively with KCP III and KCC III, the “Reporting Persons”).
     KCP III is an Ohio limited partnership whose principal business is searching for, negotiating, structuring, acquiring, holding, selling and refinancing equity interests in operating businesses on behalf of itself and its affiliates and performing all things incidental to or growing out of such activities. The address of KCP III’s principal business and principal office is 3201 Enterprise Parkway, Suite 200, Beachwood, Ohio 44122.
     KCC III is a Turks & Caicos Island limited life company whose principal business is searching for, negotiating, structuring, acquiring, holding, selling and refinancing equity interests in operating businesses on behalf of itself and its affiliates and performing all things incidental to or growing out of such activities. The address of KCC III’s principal business and principal office is 3201 Enterprise Parkway, Suite 200, Beachwood, Ohio 44122.
     Kirtland, an Ohio limited liability company, is the sole general partner of KCP III and the sole managing member of KCC III. The address of Kirtland’s principal business and principal office is 3201 Enterprise Parkway, Suite 200, Beachwood, Ohio 44122. Pursuant to General Instruction C for Schedule 13D, set forth on Schedule I hereto is certain information regarding the Board of Managers and the executive officers of Kirtland.
     During the past five years, none of KCP III, KCC III or Kirtland nor any of the individuals identified on Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The funds used by Essex (as defined below) to purchase the shares of Common Stock described in this statement were derived from borrowings under Essex’s credit facility with Wachovia Capital Finance Corporation (Central), as agent. The funds used by KCP III and KCC III to purchase the shares of Common Stock described in this statement were derived from their share of the proceeds from the Acquisition (as defined below). The aggregate amount of the funds used to purchase all of the shares purchased by Essex, KCP III and KCC III was $4,773,400.00, $15,057,249.90 and $918,130.10, respectively.

CUSIP No.	105759104	Schedule 13D	Page	6	of	8 Pages
Item 4. Purpose of Transaction.
     The shares of Common Stock were acquired for the account of KCP III and KCC III in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer. None of the Reporting Persons or the individuals identified on Schedule I hereto have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).
Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, Kirtland beneficially owns: (i) 3,105,349 shares of Common Stock with KCP III, which represents approximately 19.7% of the issued and outstanding shares of Common Stock; and (ii) 189,351 shares of Common Stock with KCC III, which represents approximately 1.2% of the issued and outstanding shares of Common Stock. Accordingly, Kirtland, as of the date hereof, is the beneficial owner of an aggregate of 3,294,700 shares of Common Stock, constituting approximately 20.9% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.
     (b) As of the date hereof, Kirtland: (i) shares voting and dispositive power with respect to 3,105,349 shares of Common Stock with KCP III; and (ii) shares voting and dispositive power with respect to 189,351 shares of Common Stock with KCC III. Accordingly, Kirtland, as of the date hereof, has voting power and dispositive power over an aggregate of 3,294,700 shares of Common Stock, constituting approximately 20.9% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock.
     (c) Except as described below, no transactions in shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Schedule 1 hereto, during the past sixty days.
     On March 6, 2008, the Issuer entered into a purchase agreement (the “Purchase Agreement”) among Essex Crane Rental Corp. (“Essex”), Essex Holdings LLC (“Holdings”), which is the sole stockholder of Essex, the members of Holdings, including KCP III and KCC III, and KCP Services, LLC, pursuant to which the Issuer agreed to purchase all of the membership interests of Holdings (other than membership interests to be retained by the sellers) (the “Acquisition”). In connection with the purchase agreement, Essex agreed to distribute the shares of Common Stock that it held to KCP III and KCC III if the Acquisition was consummated.
     The Acquisition was consummated on October 31, 2008 and Essex transferred 1,199,368 and 73,132 shares of Common Stock to KCP III and KCC III, respectively. Prior to the Acquisition, KCP III and KCC III owned 79.96% and 4.87%, respectively, of the outstanding equity of Holdings. Accordingly, KCP III and KCC III, as the controlling equity holders of Holdings, may have been deemed to have shared power to vote and to dispose of the shares of Common Stock held by Essex.
     Of the 1,272,500 shares in the aggregate that were distributed by Essex to KCP III and KCC III on October 31, 2008, 611,000 were purchased during the past 60 days from a broker-dealer in the following transactions:

CUSIP No.	105759104	Schedule 13D	Page	7	of	8 Pages

	NUMBER OF SHARES OF COMMON
DATE OF PURCHASE	STOCK BOUGHT	PRICE PAID/SHARE
September 29, 2008	500	$7.45
September 30, 2008	4,000	$7.51
October 1, 2008	4,000	$7.65
October 2, 2008	17,000	$7.68
October 3, 2008	585,000	$7.82
October 6, 2008	500	$7.55
     On October 31, 2008, KCP III and KCC III purchased 716,322 and 43,678 shares of Common Stock, respectively, in two private purchases each for $7.90 per share. On November 3, 2008, KCP III and KCC III purchased 1,189,659 and 72,541 shares of Common Stock, respectively, in two private purchases each for $7.90 per share.
     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with the closing of the Acquisition, pursuant to an Escrow Agreement (the “Escrow Agreement”), dated October 31, 2008, among the Issuer, KCP Services, LLC and KeyBank, N.A., as escrow agent (the “Escrow Agent”), KCP III and KCC III transferred an aggregate of 642,093 shares of Common Stock, together with $7,000,000 of the purchase price paid by the Issuer in the Acquisition, to the Escrow Agent to secure the Issuer against a reduction of the purchase price by reason of the post-closing working capital adjustment and to secure the indemnification obligations of the existing members of Holdings for breaches of their representations, warranties and covenants to the Issuer contained in the Purchase Agreement.
     Also, on October 31, 2008, in connection with the closing of the Acquisition, each of KCP III and KCC III entered into a Lock-Up Agreement with the Issuer (together, the “Lock-Up Agreements”). Pursuant to the Lock-up Agreements, KCP III and KCC III agreed, for a period of six months commencing on the closing, not to sell, pledge or otherwise transfer or dispose of 594,177 shares and 36,230 shares, respectively, of Common Stock.
     Other than the Escrow Agreement and the Lock-up Agreements, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or any persons with respect to securities of the Issuer.
Item 7. Material to be Filed As Exhibits.

Exhibit A	Joint Filing Agreement, dated November 13, 2008, among Kirtland Capital Partners III L.P., Kirtland Capital Company III L.L.C. and Kirtland Partners Ltd.

Exhibit B	Escrow Agreement, dated as of October 31, 2008, among Essex Rental Corp. (f/k/a Hyde Park Acquisition Corp.), KCP Services, LLC and KeyBank, N.A., as escrow agent (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Hyde Park Acquisition Corp. on November 6, 2008 (SEC File No. 000-52459)).

Exhibit C	Lock-Up Agreement, dated as of October 31, 2008, between Kirtland Capital Partners III, L.P. and Essex Rental Corp. (f/k/a Hyde Park Acquisition Corp.)

Exhibit D	Lock-Up Agreement, dated as of October 31, 2008, between Kirtland Capital Company III, L.L.C. and Essex Rental Corp. (f/k/a Hyde Park Acquisition Corp.)

CUSIP No.	105759104	Schedule 13D	Page	8	of	8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2008
Kirtland Capital Partners III L.P.
By: Kirtland Partners Ltd., its general partner

By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Capital Company III L.L.C.
By: Kirtland Partners Ltd., its managing member

By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Partners Ltd.
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

SCHEDULE I
Board of Managers and Executive Officers of Kirtland Partners Ltd.
     The following table sets forth the name, title at Kirtland Partners Ltd. (“Kirtland”) and present principal occupation or employment of each member of the Board of Managers and the executive officers of Kirtland, the sole general partner of Kirtland Capital Partners III L.P. and the sole managing member of Kirtland Capital Company III L.L.C. Each such person is a U.S. citizen. The business address of each such person is 3201 Enterprise Parkway, Suite 200, Beachwood, Ohio 44122.

Name	Title	Principal Occupation
John G. Nestor	President and member of the Board of Managers	President and Chief Executive Officer of Kirtland Capital Corporation

John F. Turben	Chairman and member of the Board of Managers	Chairman of Kirtland Capital Corporation

Michael T. DeGrandis	Vice President and Assistant Treasurer	Vice President and Chief Financial Officer of Kirtland Capital Corporation

Thomas N. Littman	Vice President and Secretary	Vice President and Secretary of Kirtland Capital Corporation

EXHIBIT A
AGREEMENT OF JOINT FILING
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Essex Rental Corp. and that this Agreement be included as an attachment to such filing.
     This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of November, 2008.
Kirtland Capital Partners III L.P.
By: Kirtland Partners Ltd., its general partner

By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Capital Company III L.L.C.
By: Kirtland Partners Ltd., its managing member

By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Partners Ltd.
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

EXHIBIT C
LOCK-UP AGREEMENT
October 31, 2008
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, NY 10017
     The undersigned is executing and delivering this Lock-Up Agreement to the Company (as defined below) in connection with the Purchase Agreement (the “Agreement”) made and entered into as of March 6, 2008, by and among Essex Crane Rental Corp., a Delaware corporation (“Essex Crane”), Essex Holdings LLC, a Delaware limited liability company (“Holdings”), the members of Holdings as listed on the signature page to the Agreement (the “Members”), KCP Services, LLC, as Seller Representative (the “Seller Representative”), and Hyde Park Acquisition Corp., a Delaware corporation (the “Company”), as amended.
     The undersigned is the beneficial owner of 594,177 shares of common stock of the Company (such common shares and any securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the foregoing being hereinafter referred to as the “Common Shares”).
     In order to induce the Company to enter into the Agreement and the transactions ancillary thereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that during the period beginning on and including the date hereof and ending on the six month anniversary of the date hereof (the “Termination Date”), the undersigned will not, without the prior written consent of the Company (acting through its board of directors), directly or indirectly (a) sell, transfer, pledge or otherwise hypothecate or dispose of any Common Shares, including by way of the grant of any option, entering into of any short sale position, establishment of an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended) or entering into of any other arrangement with respect to the Common Shares by which the economic risk of ownership of the Common Shares is transferred by the undersigned or (b) agree to do, or publicly announce an intention to do, any of the foregoing.
     This Lock-Up Agreement is irrevocable and will be binding on the undersigned and the successors and assigns of the undersigned. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.
[Signature page follows]

     In witness whereof, the undersigned has executed and delivered this agreement as of the date first set forth above.

KIRTLAND CAPITAL PARTNERS III L.P. By: Kirtland Partners Ltd., its general partner
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

[Signature page to KCP III Lock-Up Agreement]

EXHIBIT D
LOCK-UP AGREEMENT
October 31, 2008
Hyde Park Acquisition Corp.
461 Fifth Avenue, 25th Floor
New York, NY 10017
     The undersigned is executing and delivering this Lock-Up Agreement to the Company (as defined below) in connection with the Purchase Agreement (the “Agreement”) made and entered into as of March 6, 2008, by and among Essex Crane Rental Corp., a Delaware corporation (“Essex Crane”), Essex Holdings LLC, a Delaware limited liability company (“Holdings”), the members of Holdings as listed on the signature page to the Agreement (the “Members”), KCP Services, LLC, as Seller Representative (the “Seller Representative”), and Hyde Park Acquisition Corp., a Delaware corporation (the “Company”), as amended.
     The undersigned is the beneficial owner of 36,230 shares of common stock of the Company (such common shares and any securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the foregoing being hereinafter referred to as the “Common Shares”).
     In order to induce the Company to enter into the Agreement and the transactions ancillary thereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that during the period beginning on and including the date hereof and ending on the six month anniversary of the date hereof (the “Termination Date”), the undersigned will not, without the prior written consent of the Company (acting through its board of directors), directly or indirectly (a) sell, transfer, pledge or otherwise hypothecate or dispose of any Common Shares, including by way of the grant of any option, entering into of any short sale position, establishment of an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended) or entering into of any other arrangement with respect to the Common Shares by which the economic risk of ownership of the Common Shares is transferred by the undersigned or (b) agree to do, or publicly announce an intention to do, any of the foregoing.
     This Lock-Up Agreement is irrevocable and will be binding on the undersigned and the successors and assigns of the undersigned. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.
[Signature page follows]

     In witness whereof, the undersigned has executed and delivered this agreement as of the date first set forth above.

KIRTLAND CAPITAL COMPANY III LLC By: Kirtland Partners Ltd., its managing member
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

[Signature page to KCC III Lock-Up Agreement]